UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 13D/A
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 7)

                        Hollinger International Inc.

                              (Name of Issuer)

               Class A Common Stock, par value $.01 per share

                       (Title of Class of Securities)

                                435569 10 8


                               (CUSIP Number)

                           Charles G. Cowan, Q.C.
                        Vice-President and Secretary
                               Hollinger Inc.
                             10 Toronto Street
                              Toronto, Ontario
                               Canada M5C 2B7
                               (416) 363-8721

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             September 30, 1998

          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                                         Page 2 of 12 Pages

                               Schedule 13D/A



 1.    NAME OF REPORTING PERSON                             HOLLINGER INC.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    -------------

 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) /  /
                                                                 (b) /  /
 3.    SEC USE ONLY

 4.    SOURCE OF FUNDS                                                00
                                                               ----------
 5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       /  /

 6.    CITIZENSHIP OR PLACE OF ORGANIZATION                        CANADA
                                                               ----------
                          7.  SOLE VOTING POWER                53,809,235
     NUMBER OF SHARES                                          ----------
   BENEFICIALLY OWNED     8.  SHARED VOTING POWER                       0
    BY EACH REPORTING                                          ----------
     PERSON WITH          9.  SOLE DISPOSITIVE POWER           53,809,235
                                                               ----------
                         10.  SHARED DISPOSITIVE POWER                  0
                                                               ----------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON                                           53,809,235
                                                               ----------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                         / X /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              59.8%
                                                               ----------
14. TYPE OF REPORTING PERSON                                           HC
                                                               ----------



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                                                         Page 3 of 12 Pages

                               Schedule 13D/A



                                                          THE RAVELSTON
 1.    NAME OF REPORTING PERSON                         CORPORATION LIMITED

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) /  /
                                                                 (b) /  /
 3.    SEC USE ONLY

 4.    SOURCE OF FUNDS                                                00
                                                               ----------
 5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       /  /

 6.    CITIZENSHIP OR PLACE OF ORGANIZATION                        CANADA
                                                               ----------
                          7.  SOLE VOTING POWER                53,809,235
     NUMBER OF SHARES                                          ----------
   BENEFICIALLY OWNED     8.  SHARED VOTING POWER                       0
    BY EACH REPORTING                                          ----------
     PERSON WITH          9.  SOLE DISPOSITIVE POWER           53,809,235
                                                               ----------
                         10.  SHARED DISPOSITIVE POWER                  0
                                                               ----------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON                                           53,809,235
                                                               ----------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                         / X /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              59.8%
                                                               ----------
14. TYPE OF REPORTING PERSON                                           HC
                                                               ----------

                                                         Page 4 of 12 Pages

                               Schedule 13D/A



 1.    NAME OF REPORTING PERSON                             CONRAD M. BLACK

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON       ------------

 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) /  /
                                                                 (b) /  /
 3.    SEC USE ONLY

 4.    SOURCE OF FUNDS                                                00
                                                               ----------
 5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       /  /

 6.    CITIZENSHIP OR PLACE OF ORGANIZATION                        CANADA

                          7.  SOLE VOTING POWER                54,208,835
     NUMBER OF SHARES                                          ----------
   BENEFICIALLY OWNED     8.  SHARED VOTING POWER                       0
    BY EACH REPORTING                                          ----------
     PERSON WITH          9.  SOLE DISPOSITIVE POWER           54,208,835
                                                               ----------
                         10.  SHARED DISPOSITIVE POWER                  0
                                                               ----------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON                                           54,208,835
                                                               ----------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                         / X /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              60.2%
                                                               ----------
14. TYPE OF REPORTING PERSON                                           IN
                                                               ----------

                                                         Page 5 of 12 Pages

                     SECURITIES AND EXCHANGE COMMISSION

                               SCHEDULE 13D/A
                             (Amendment No. 7)


          This Schedule 13D, Amendment No. 7 (the "Amendment"), amends and restates in their entirety Items 4, 5 and 7 of the Schedule 13D of the filing persons dated October 20, 1995, as amended by Amendment No. 1 thereto dated February 7, 1996, Amendment No. 2 thereto dated March 7, 1996, Amendment No. 3 thereto dated June 17, 1996, Amendment No. 4 thereto dated August 28, 1996, Amendment No. 5 thereto dated August 11, 1997 and Amendment No. 6 thereto dated June 12, 1998.


Item 4.    Purpose of Transaction.

          Hollinger Inc. beneficially owns shares of both classes of the Issuer's Common Stock and shares of Series C Preferred Stock representing in the aggregate approximately 74% of the combined voting power of all outstanding voting securities of the Issuer. As a result, Hollinger Inc. is in a position to control the outcome of substantially all actions of the Issuer requiring stockholder approval, including the election of the entire Board of Directors of the Issuer. Subject to the fiduciary responsibilities of the directors of the Issuer to all stockholders and the terms of certain agreements defining the ongoing relationships between Hollinger Inc. and the Issuer, Hollinger Inc., through its ability to control the outcome of any election of directors, is able to direct the management policy, strategic direction and financial decisions of the Issuer.

          Ravelston effectively controls Hollinger Inc. through its direct or indirect control or direction over 62.3% of the outstanding retractable common shares of Hollinger Inc. The foregoing percentage includes Hollinger Inc. retractable common shares held by Ravelston and by the following direct and indirect subsidiaries of Ravelston: Argus Corporation Limited, 176264 Canada Limited, 2753430 Canada Limited, 176268 Canada Limited and 176295 Canada Limited. Conrad Black Capital Corporation holds 65.7% of the common shares of Ravelston. Mr. Black is the sole shareholder and Chairman of Conrad Black Capital Corporation.

          By virtue of his control over Conrad Black Capital Corporation, Mr. Black indirectly controls Ravelston and Hollinger Inc., and may be deemed to possess indirect beneficial ownership of the Issuer's Class A Common Stock owned directly or indirectly by such entities.

          As a result of the performance of their duties as directors and officers of the Issuer, certain directors and officers of Hollinger Inc. and Ravelston, including Mr. Black, expect to have continually under consideration various plans or proposals which may relate to or might result in one or more of the matters described in paragraphs (a) through
(j), inclusive, of Item 4 of Schedule 13D. Any such plans or proposals would, however, be subject to consideration and approval by the Board of Directors of the Issuer.

          As stockholders, the filing persons intend to periodically review and evaluate the market for the Issuer's Common Stock, the Issuer's business prospects and financial condition, general economic conditions and other opportunities available to the filing persons. On the basis of such periodic reviews and evaluations, the filing persons may, subject to restrictions imposed by the agreements described in Item 6, determine to increase or decrease their investment in the Issuer's Common Stock through purchases, sales, gifts, or other means of acquisition or disposition. The filing persons do not currently anticipate that any dispositions, if made, would

                                                         Page 6 of 12 Pages

reduce their beneficial ownership to less than 50% of the combined voting power of the Issuer's outstanding voting securities.


Item 5.    Interest in Securities of the Issuer.

     Hollinger Inc. and Ravelston

     (a) Amount Beneficially Owned: 53,809,235 shares of Class A Common Stock; 59.8% (calculated pursuant to Rule 13d-3). Comprised of the following: (i) 18,749,186 shares of Class A Common Stock held directly by Hollinger Inc.; (ii) 10,746,073 shares of Class A Common Stock held by NBCo, a wholly owned subsidiary of Hollinger Inc.; (iii) 14,990,000 shares of Class A Common Stock that may be acquired at any time by the conversion of 14,990,000 shares of Class B Common Stock, 2,000,000 of which are held by Hollinger Inc. and 12,990,000 of which are held by NBCo; (iv) 7,052,465 shares of Class A Common Stock that may be acquired at any time by the conversion of 829,409 shares of Series C Preferred Stock held by Hollinger Inc. and NBCo; and (v) 2,271,511 shares of Class A Common Stock that may be acquired at any time by the conversion of 330,949 shares of Series D Preferred Stock held by NBCo (taking each share of Series D Preferred Stock at Cdn. $146.625 and assuming an exchange rate of $1.00 per Cdn. $1.5259, as in effect on September 30, 1998). The number of shares of Class A Common Stock into which the Series D Preferred Stock may be converted will fluctuate from time to time based on changes in the exchange rate. Through its relationship with Hollinger Inc. described in Item 4, Ravelston may be deemed to beneficially own all of the securities of the Issuer that are held by Hollinger Inc. and its subsidiaries.

     (b) Voting Power; Dispositive Power: Hollinger Inc. has the sole power to vote or to direct the vote of and to dispose of or direct the disposition of 53,809,235 shares of Class A Common Stock. Through its relationship with Hollinger Inc. described in Item 4, Ravelston may also be deemed to have the sole power to vote or to direct the vote of these shares.

     (c) Pursuant to the terms of letter agreements each dated September 30, 1998 (filed herewith as Exhibits 16-19), Hollinger Inc. transferred (i) 18,995 shares of Series D Preferred Stock held by NBCo (convertible at any time into Class A Common Stock) and 7 shares of Class A Common Stock to Toronto Dominion (New York), Inc., (ii) 144,280 shares of Series D Preferred Stock held by NBCo (convertible at any time into Class A Common Stock) and 3 shares of Class A Common Stock to NMS Services, Inc., (iii) 100,996 shares of Series D Preferred Stock held by NBCo (convertible at any time into Class A Common Stock) and 2 shares of Class A Common Stock to First Chicago Hedging Services Corporation and (iv) 144,280 shares of Series D Preferred Stock held by NBCo (convertible at any time into Class A Common Stock) and 3 shares of Class A Common Stock to Scotiabanc Inc. Pursuant to retraction notices with respect to the retractable common shares of Hollinger Inc., each dated October 1, 1998, on October 1, 1998, Hollinger Inc. transferred (i) 261,518 shares of Class A Common Stock to Toronto-Dominion (New York), Inc., (ii) 2,615,188 shares of Class A Common Stock to NMS Services, Inc., (iii) 1,830,631 shares of Class A Common Stock to First Chicago Hedging Services Corporation and
     (iv) 2,615,188 shares of Class A Common Stock to Scotiabanc Inc.

     (d) Right to Receive Dividends or Proceeds: NBCo has the right to receive the dividends from or the proceeds from the sale of the securities which it holds. The shares of Class A Common Stock owned by NBCo constitute 11.9% of the outstanding shares of Class A Common Stock. The shares of Class B Common Stock and Series D Preferred Stock held by

                                                         Page 7 of 12 Pages

     NBCo represent 86.7% and 100% of the outstanding shares of Class B Common Stock and Series D Preferred Stock, respectively.

     (e) Not applicable.

     The amount and percentage of Class A Common Stock beneficially owned by Hollinger Inc. and Ravelston exclude 399,600 shares of Class A Common Stock beneficially owned by Mr. Black. Pursuant to Rule 13d-4, Hollinger Inc. and Ravelston hereby expressly disclaim beneficial ownership of such shares.

     Directors and Executive Officers of Hollinger Inc. and Ravelston (Other Than Mr. Black):

     Except as set forth below, the directors and executive officers of Hollinger and Ravelston (other than Mr. Black) do not beneficially own any shares of Class A Common Stock.


        Name                      Number of Shares of Class A Common
                                     Stock Beneficially Owned(1)

Peter Y. Atkinson                             18,750
Barbara Amiel Black(2)                         5,000
J. A. Boultbee                                48,250
Dixon S. Chant                                35,000
Charles G. Cowan                              23,500
F. David Radler(3)                           112,100

(1) Includes shares subject to presently exercisable options or options exercisable within 60 days of October 1, 1998 held by all directors and executive officers of the Issuer under the Issuer's 1994 Stock Option Plan and 1997 Stock Incentive Plan as follows: Peter Y. Atkinson 18,750 shares; Mrs. Black 5,000 shares; Mr. Boultbee 48,250 shares; Mr. Chant 23,500 shares; Mr. Cowan 20,500 shares; and Mr. Radler 102,500 shares.

(2) Excludes 9,600 shares of Class A Common Stock which are held by Conrad Black Capital Corporation, 14,990,000 shares of Class A Common Stock issuable upon conversion of 14,990,000 shares of Class B Common Stock, 7,052,465 shares of Class A Common Stock into which 829,409 shares of Series C Preferred Stock are convertible and 5,316,407 shares of Class A Common Stock into which 739,500 shares of Series D Preferred Stock are convertible, all of which are held by Hollinger Inc. and NBCo and as to which Mr. Black may be deemed to have indirect beneficial ownership. Also excludes 399,600 shares of Class A Common Stock beneficially owned by Mr. Black. Mrs. Black disclaims beneficial ownership of all such securities.

(3) Includes 9,600 shares of Class A Common Stock held by F. D. Radler Ltd., 200 shares of Class A Common Stock by Mr. Radler's wife, 200 shares of Class A Common Stock held by one daughter, and 200 shares of Class A Common Stock held by another daughter, and as to which Mr. Radler may be deemed to have indirect beneficial ownership. Mr. Radler disclaims beneficial ownership of the Class A Common Stock held by his wife and daughters.

     Mr. Black

     (a) Amount Beneficially Owned: 54,208,835 shares of Class A Common Stock; 60.2% of class (calculated pursuant to Rule 13d-3). Comprised of the following: (i) 53,809,235 shares of Class A Common Stock beneficially owned by Hollinger Inc. and Ravelston; (ii) 9,600 shares of Class A Common Stock held by Conrad Black Capital Corporation; and
     (iii) 390,000 shares of Class A Common Stock that may be acquired by Mr. Black upon the exercise of all outstanding options held by him, whether or not presently exercisable or exercisable within 60 days of October 1, 1998.

                                                         Page 8 of 12 Pages

     (b) Voting Power; Dispositive Power: Through his relationships with Hollinger Inc., Ravelston and Conrad Black Capital Corporation described in Item 4, Mr. Black may be deemed to have the sole power to vote or to direct the vote and to dispose of or direct the disposition of 53,809,235 shares of Class A Common Stock.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

Item 7.  Materials to Be Filed as Exhibits.



Exhibit No.                   Description


   1 Joint Filing Agreement dated October 20, 1995, among Hollinger Inc., The Ravelston Corporation Limited and The Hon. Conrad M. Black, P.C., O.C. (individually and on behalf of Conrad Black Capital Corporation).

   2 Share Exchange Agreement dated as of July 19, 1995 between American Publishing Company and Hollinger Inc. (incorporated by reference to the definitive proxy statement of the Issuer dated September 28, 1995).

   3 UniMedia Class A Stock Purchase Agreement dated as of April 18, 1997 among Hollinger Inc., UniMedia Holding Company and Hollinger International Inc.

   4 UniMedia Class B Stock Purchase Agreement dated as of April 18, 1997 among Hollinger Inc., UniMedia Holding Company and Hollinger International Inc.

   5      Amended and Restated  First Exchange  Agreement  dated as of July
          21,  1997  among   Hollinger   Inc.,   UniMedia   and   Hollinger
          International Inc.

   6 Second Amended and Restated Second Exchange Agreement dated as of July 21, 1997 among Hollinger Inc., UniMedia and Hollinger International Inc.

   7 Amended and Restated Term Sheet dated as of April 21, 1997 regarding loan facility and pledge of securities of the Issuer by Hollinger Inc. in favor of the Canadian Imperial Bank of Commerce.

   8 Securities Pledge Agreement dated May 24, 1996 by 1159670 Ontario Limited in favor of the Canadian Imperial Bank of Commerce.

   9 Promissory Note dated September 3, 1997 made by Hollinger Inc. in favor of Hollinger International Inc.

   10 Limited Recourse Guarantee and Securities Pledge Agreement dated September 3, 1997 between Hollinger International Inc. and UniMedia Holding Company.

                                                         Page 9 of 12 Pages

   11 Exchange Agreement Providing for the Exchange of Non-Voting Special Shares among 3396754 Canada Limited, Hollinger Canadian Publishing Holdings Inc. and Hollinger International Inc. dated September 3, 1997.

   12 Letter agreement dated October 13, 1995 between Hollinger Inc. and the Canadian Imperial Bank of Commerce.

   13 Registration Rights Agreement dated February 29, 1996 among Hollinger Inc., 1159670 Ontario Limited and certain lenders.

   14 Letter agreement dated May 24, 1996 among Hollinger Inc., Hollinger International Inc., 1159670 Ontario Limited, 3184081 Canada Limited and the Canadian Imperial Bank of Commerce (omitting Schedules A and B).

   15 Letter agreement dated July 29, 1997, between Hollinger Inc., Hollinger International Inc. and Hollinger Canadian Publishing Holdings Inc.

   16 Letter agreement dated September 30, 1998 among Hollinger Inc., Ravelston and Toronto Dominion (New York), Inc.

   17 Letter agreement dated September 30, 1998 among Hollinger Inc., Ravelston and Scotiabanc Inc.

   18 Letter agreement dated September 30, 1998 among Hollinger Inc., Ravelston and First Chicago Hedging Services Corporation

   19 Letter agreement dated September 30, 1998 among Hollinger Inc., Ravelston and NMS Services, Inc.

                                                        Page 10 of 12 Pages





                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  October 13, 1998


                                        HOLLINGER INC.

                                        By:
                                           /s/ Charles G. Cowan
                                           --------------------------
                                           Charles G. Cowan, Q.C.
                                           Vice-President and Secretary


                                        THE RAVELSTON CORPORATION LIMITED

                                        By:
                                           /s/ Charles G. Cowan
                                           -------------------------------
                                           Charles G. Cowan, Q.C.
                                           Vice-President and Secretary


                                        By:
                                           /s/ Conrad M. Black
                                           --------------------------------
                                           The Hon. Conrad M. Black, P.C.,
                                           O.C., individually and on behalf
                                           of Conrad Black Capital Corporation

                                        Title:  Chairman of Conrad Black
                                                Capital Corporation

                                                        Page 11 of 12 Pages




                               Exhibit Index

1  Joint Filing Agreement dated          Incorporated by reference from
   October 20, 1995 among Hollinger      Exhibit 1 of Schedule 13D of Hollinger
   Inc., The Ravelston Corporation       Inc., Ravelston and Mr. Black (the
   Limited and The Hon. Conrad M.        "Reporting Persons") dated as of
   Black, P.C., O.C. (individually       October 20, 1995 with respect to their
   and on behalf of Conrad Black         deemed beneficial ownership of shares
   Capital Corporation).                 of Hollinger International Inc. (the
                                         "Schedule 13D").

2  Share Exchange Agreement dated as     Incorporated by reference from
   of July 19, 1995 between American     Exhibit 2 of Schedule 13D.
   Publishing Company and Hollinger
   Inc. (incorporated by reference
   to the definitive proxy statement
   of the Issuer dated September 28,
   1995).

3  UniMedia Class A Stock Purchase       Incorporated by reference from
   Agreement dated as of April 18,       Exhibit 14 of Schedule 13D/A dated as
   1997 among Hollinger Inc.,            of the Reporting Persons dated as of
   UniMedia Holding Company and          August 11, 1997 ("Amendment No. 5").
   Hollinger International Inc.

4  UniMedia Class B Stock Purchase       Incorporated by reference from
   Agreement dated as of April 18,       Exhibit 15 of Schedule 13D/A Amendment
   1997 among Hollinger Inc.,            No. 5.
   UniMedia Holding Company and
   Hollinger International Inc.

5  Amended and Restated First            Incorporated by reference from
   Exchange Agreement dated as of        Exhibit 16 of Schedule 13D/A Amendment
   July 21, 1997 among Hollinger         No. 5.
   Inc., UniMedia and Hollinger
   International Inc.

6  Second Amended and Restated           Incorporated by reference from
   Second Exchange Agreement dated       Exhibit 17 of Schedule 13D/A Amendment
   as of July 21, 1997 among             No. 5.
   Hollinger Inc., UniMedia and
   Hollinger International Inc.

7  Amended and Restated Term Sheet      Incorporated by reference from
   dated as of April 21, 1997           Exhibit 7 of Schedule 13D/A of the
   regarding loan facility and          Reporting Persons dated as of June 12,
   pledge of securities of the          1998 ("Amendment No. 6").
   Issuer by Hollinger Inc. in favor
   the Canadian Imperial Bank of
   Commerce.

8  Securities Pledge Agreement dated    Incorporated by reference from
   May 24, 1996 by 1159670 Ontario      Exhibit 9 of Schedule 13D/A of the
   Limited in favor of the Canadian     Reporting Persons dated as of
   Imperial Bank of Commerce            August 28, 1996 ("Amendment No. 4").

9  Promissory Note dated                Incorporated by reference from
   September 3, 1997 made by            Exhibit 9 of Schedule 13D/A Amendment
   Hollinger Inc. in favor of           No. 6.
   Hollinger International Inc.

                                                        Page 12 of 12 Pages

10 Limited Recourse Guarantee and       Incorporated by reference from
   Securities Pledge Agreement dated    Exhibit 10 of Schedule 13D/A Amendment
   September 3, 1997 between            No. 6.
   Hollinger International Inc. and
   UniMedia Holding Company.

11 Exchange Agreement Providing for     Incorporated by reference from
   the Exchange of Non-Voting           Exhibit 11 of Schedule 13D/A Amendment
   Special Shares among 3396754         No. 6.
   Canada Limited, Hollinger
   Canadian Publishing Holdings Inc.
   and Hollinger International Inc.
   dated September 3, 1997.

12 Letter agreement dated               Incorporated by reference from
   October 13, 1995 between             Exhibit 4 of Schedule 13D/A
   Hollinger Inc. and the Canadian      Amendment No. 4.
   Imperial Bank of Commerce.

13 Registration Rights Agreement        Incorporated by reference from
   dated February 29, 1996 among        Exhibit 8 of Schedule 13D/A
   Hollinger Inc., 1159670 Ontario      Amendment No. 4.
   Limited and certain lenders.

14 Letter agreement dated May 24,       Incorporated by reference from
   1996 among Hollinger Inc.,           Exhibit 11 of Schedule 13D/A
   Hollinger International Inc.,        Amendment No. 4.
   1159670 Ontario Limited, 3184081
   Canada Limited and the Canadian
   Imperial Bank of Commerce
   (omitting Schedules A and B).

15 Letter agreement dated July 29,      Incorporated by reference from
   1997, between Hollinger Inc.,        Exhibit 11 of Schedule 13D/A
   Hollinger International Inc. and     Amendment No. 6.
   Hollinger Canadian Publishing
   Holdings Inc.

16 Letter agreement dated               (filed herewith)
   September 30, 1998 among
   Hollinger Inc., Ravelston and
   Toronto Dominion (New York), Inc.

17 Letter agreement dated               (filed herewith)
   September 30, 1998 among
   Hollinger Inc., Ravelston and
   Scotiabanc Inc.

18 Letter agreement dated                (filed herewith)
   September 30, 1998 among
   Hollinger Inc., Ravelston and
   First Chicago Hedging Services
   Corporation

19 Letter agreement dated                (filed herewith)
   September 30, 1998 among
   Hollinger Inc., Ravelston and NMS
   Services, Inc.